UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                  (Rule 13d-2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-l(b), (c) AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2
                               (Amendment No. 2)*


                                AGCO Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    001084102
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [X] Rule 13d-l(b)

                                [ ] Rule 13d-l(c)

                                [ ] Rule 13d-l(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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CUSIP No. 001084102                                  Page 2 of 4 Pages
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           NAME OF REPORTING PERSON
1          SS. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
           Massachusetts Financial Services Company ("MFS")
           I.R.S. Identification No.:  04-2747644
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [ ]

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                       5        SOLE VOTING POWER
      NUMBER OF
       SHARES                   0
                       ---------------------------------------------------------
    BENEFICIALLY
      OWNED BY         6        SHARED VOTING POWER
        EACH
      REPORTING                 0

                       ---------------------------------------------------------
       PERSON
        WITH           7        SOLE DISPOSITIVE POWER

                                0
                       ---------------------------------------------------------

                       8        SHARED DISPOSITIVE POWER

                                0
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 shares of common stock of which shares are also beneficially owned by certain other non-reporting entities as well as MFS.
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.00 %
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12         TYPE OF REPORTING PERSON*

           IA
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SCHEDULE 13G

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CUSIP No. 001084102                                  Page 3 of 4 Pages
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ITEM 1(a). NAME OF ISSUER:

           See Cover Page.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4205 River Green Parkway, Duluth, GA  30096

ITEM 2(a). NAME OF PERSON FILING:

           See Item 1 on Page 1.

ITEM 2(b). ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

           500 Boylston Street, Boston, MA 02116

ITEM 2(c). CITIZENSHIP:

           See Item 4 on Page 2

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           See Cover Page

ITEM 2(e). CUSIP NUMBER:

           See Cover Page

ITEM 3.

           See Item 12 on Page 2.

ITEM 4. OWNERSHIP:

           The information in Items 5-11 on the cover page (page 2) of this
Schedule 13G is incorporated by reference.

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                                  SCHEDULE 13G

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CUSIP No. 001084102                                  Page 4 of 4 Pages
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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.

ITEM 10. CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2003

Massachusetts Financial Services Company

By:  /s/ STEPHEN E. CAVAN
     -------------------------------
     Stephen E. Cavan
     Senior Vice President, Secretary and General Counsel

           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).